STATEMENT OF INVESTMENTS
Dreyfus Premier New Leaders Fund
March 31, 2008 (Unaudited)

Common Stocks--98.5%	Shares	Value ($)
Commercial & Professional Services--6.2%		
AmerisourceBergen	89,300	3,659,514
Avnet	416,100 a	13,618,953
Dun & Bradstreet	140,100	11,401,338
Manpower	230,100	12,945,426
Patterson Cos.	201,600 a,b	7,318,080
SEI Investments	233,500	5,765,115
		54,708,426
Communications--1.3%		
Qwest Communications International	578,600 b	2,621,058
Telephone & Data Systems	69,000	2,709,630
Windstream	517,700 b	6,186,515
		11,517,203
Consumer Durables--.6%		
Mattel	250,000	**4,975,000**
Consumer Non-Durables--4.9%		
Coca-Cola Enterprises	99,400	2,405,480
International Flavors & Fragrances	150,400 b	6,625,120
Jones Apparel Group	312,400 b	4,192,408
McCormick & Co.	167,300 b	6,185,081
Molson Coors Brewing, Cl. B	98,500 b	5,178,145
Pepsi Bottling Group	436,600	14,805,106
Wm. Wrigley Jr.	63,300 b	3,977,772
		43,369,112
Consumer Services--3.7%		
Darden Restaurants	142,500 b	4,638,375
Expedia	218,200 a,b	4,776,398
Liberty Entertainment, Cl. A	351,200 a	7,951,168
Meredith	84,400 b	3,228,300
Regal Entertainment Group, Cl. A	208,496 b	4,021,888
Royal Caribbean Cruises	68,500 b	2,253,650
Wynn Resorts	57,700 b	5,806,928
		32,676,707
Electronic Technology--11.8%		
ADC Telecommunications	513,300 a,b	6,200,664
Ciena	141,300 a,b	4,356,279
Goodrich	56,300	3,237,813
Harris	174,800	8,483,044
Intersil, Cl. A	485,700	12,467,919
Juniper Networks	279,800 a	6,995,000
NCR	426,000 a	9,725,580
NVIDIA	241,300 a	4,775,327
Precision Castparts	195,600	19,966,848
Rockwell Collins	91,200	5,212,080
Synopsys	177,500 a	4,031,025
Western Digital	268,400 a,b	7,257,536
Xerox	827,100	12,381,687
		105,090,802
Energy Minerals--3.4%		
Chesapeake Energy	484,800 b	22,373,520
Cimarex Energy	66,600	3,645,684
Frontier Oil	36,000	981,360
Holly	67,900	2,947,539

			29,948,103
Finance--15.9%			
American Capital Strategies	80,000	b	2,732,800
AON	118,100		4,747,620
Assurant	211,500		12,871,890
Axis Capital Holdings	243,900		8,287,722
Cincinnati Financial	182,100		6,927,084
Comerica	311,200	b	10,916,896
HCC Insurance Holdings	276,900		6,282,861
Hospitality Properties Trust	244,600	b	8,321,292
Host Hotels & Resorts	368,710	b	5,869,863
Huntington Bancshares	464,000	b	4,988,000
IntercontinentalExchange	33,100	a	4,319,550
iStar Financial	266,100	b	3,733,383
Janus Capital Group	162,800	b	3,788,356
Jones Lang LaSalle	147,200	b	11,384,448
Marshall & Ilsley	228,498	b	5,301,154
Nasdaq Omx	166,900	a	6,452,354
ProLogis	418,700	b	24,644,682
Reinsurance Group of America	30,200		1,644,088
Safeco	101,100		4,436,268
SL Green Realty	28,100	b	2,289,307
StanCorp Financial Group	2,400		114,504
Transatlantic Holdings	20,500		1,360,175
			141,414,297
Health Care Technology--4.6%			
Endo Pharmaceuticals Holdings	334,800	a,b	8,015,112
Intuitive Surgical	24,100	a	7,816,835
Invitrogen	69,700	a	5,957,259
Millennium Pharmaceuticals	894,400	a,b	13,827,424
Watson Pharmaceuticals	175,900	a,b	5,157,388
			40,774,018
Industrial Services--12.1%			
Allied Waste Industries	1,231,300	a,b	13,310,353
Cameron International	97,700	a,b	4,068,228
ENSCO International	158,900	b	9,950,318
Fluor	86,400		12,196,224
FMC Technologies	180,700	a	10,280,023
Foster Wheeler	17,500	a	990,850
Grant Prideco	37,400	a	1,840,828
Jacobs Engineering Group	124,200	a,b	9,139,878
National Oilwell Varco	475,900	a	27,783,042
URS	195,100	a	6,377,819
Williams	359,500		11,856,310
			107,793,873
Non-Energy Minerals--.5%			
AK Steel Holding	83,400		**4,538,628**
Process Industries--4.4%			
Crown Holdings	250,800	a	6,310,128
Mosaic	139,700	a,b	14,333,220
Owens-Illinois	218,800	a	12,346,884
Pactiv	78,300	a	2,052,243
Sealed Air	154,300	b	3,896,075
			38,938,550
Producer Manufacturing--7.1%			
AMETEK	149,400		6,560,154
Autoliv	71,200		3,574,240
Cummins	326,500		15,286,730
Hubbell, Cl. B	39,000		1,703,910

Ingersoll-Rand, Cl. A	244,000	10,877,520
Manitowoc	41,600	1,697,280
Mettler-Toledo International	88,100 a	8,556,272
Roper Industries	122,400 b	7,275,456
Teleflex	56,300	2,686,073
Thomas & Betts	132,700 a	4,826,299
		63,043,934
Retail Trade--6.2%		
Brinker International	13,500	250,425
Dollar Tree	306,300 a,b	8,450,817
Family Dollar Stores	495,500 b	9,662,250
GameStop, Cl. A	191,900 a,b	9,923,149
Kroger	99,500	2,527,300
Sherwin-Williams	273,900 b	13,979,856
Tiffany & Co.	258,100 b	10,798,904
		55,592,701
Technology Services--5.3%		
Alliance Data Systems	26,400 a,b	1,254,264
CA	141,900 b	3,192,750
CIGNA	357,300	14,495,661
Computer Sciences	137,400 a	5,604,546
Express Scripts	77,000 a	4,952,640
HLTH	63,800 a,b	608,652
Humana	196,900 a	8,832,934
Lincare Holdings	37,600 a	1,056,936
Metavante Technologies	0 a	3
Teradata	326,800 a	7,209,208
		47,207,594
Transportation--2.0%		
CSX	234,000	13,120,380
Frontline	96,600 b	4,445,532
		17,565,912
Utilities--8.5%		
AGL Resources	106,300	3,648,216
Alliant Energy	200,100	7,005,501
American Electric Power	79,900	3,326,237
Consolidated Edison	249,900 b	9,921,030
DTE Energy	61,700	2,399,513
Mirant	168,800 a,b	6,142,632
NRG Energy	206,200 a,b	8,039,738
PG & E	342,200	12,599,804
Reliant Energy	491,326 a	11,619,860
Sierra Pacific Resources	724,400	9,149,172
Southern Union	56,300	1,310,101
		75,161,804
Total Common Stocks		
(cost $881,758,285)		**874,316,664**

Other Investment--.1%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $906,000)	906,000 c	**906,000**

Investment of Cash Collateral for
Securities Loaned--21.6%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		

(cost $192,092,320)	192,092,320 [c]	**192,092,320**
Total Investments (cost $1,074,756,605)	**120.2%**	**1,067,314,984**
Liabilities, Less Cash and Receivables	**(20.2%)**	**(179,884,040)**
Net Assets	**100.0%**	**887,430,944**

a   Non-income producing security.

b   All or a portion of these securities are on loan. At March 31, 2008, the total market value of the fund's securities on loan
     is $186,388,825 and the total market value of the collateral held by the fund is $192,092,320.

c   Investment in affiliated money market mutual fund.

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $1,074,756,605. Net unrealized depreciation on investments was $7,441,621 of which $93,306,912 related to appreciated investment securities and $100,748,533 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	1,067,314,984	0
Level 2 - Other Significant Observable Inputs	0	0
Level 3 - Significant Unobservable Inputs	0	0
Total	1,067,314,984	0

* Other financial instruments include futures, forwards and swap contracts.